September 19, 2007

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20540-7010
Attention: Anne Nguyen Parker

Re:	Samson Oil & Gas Limited
Amendment No. 1 to Registration Statement on Form 20-F
Filed August 20, 2007
File No. 001-33578

Dear Ms. Parker:

On behalf of Samson Oil & Gas Limited (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 5, 2007 (the “SEC Letter”), regarding the above-referenced filing. In connection herewith, the Company has filed by EDGAR an amended Form 20-F with changes made in response to the comments received.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number. Page references appearing in the comment responses below refer to pages in the enclosed clean copy and pages in the enclosed marked copy of the Form 20-F/A, respectively. The clean and marked copies of the Form 20-F/A have been hand marked with the relevant comment number to indicate the location of the requested revisions.

General

1.
Please note that the Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

Response:    It is the Company's understanding that, since the date of the SEC Letter, the Staff has determined that the Form 20-F will become effective in accordance with Section 12(d) of the Securities Exchange Act of 1934, as amended, rather than Section 12(g)(1).

Securities and Exchange Commission
September 19, 2007

2.	Ensure that, in future filings, your filed redline version marks all changes in the document.

Response:   We have made every effort to ensure that each change is reflected in the enclosed redline.

“The exploration, development and operation of oil and gas properties...”, page 13

3.
We note the revised disclosure in the first sentence after the bullet points. Please provide your estimated cost to develop your proved reserves as of a more recent date than June 30, 2006 and provide the actual figure.

Response:   Please see the revised and expanded disclosure on pages 13/13.

Pro Forma Information Regarding Proved Oil and Gas Reserves, page 20

4.
You disclose that you are presenting pro forma information regarding proved oil and gas reserves for the year ended June 30, 2005. Please revise your disclosure to state you are presenting pro forma information regarding proved oil and gas reserves for the year ended June 30, 2006.

Response:   Please see the requested revision on pages 20/20.

5.
In addition, please present a pro forma standardized measure of future discounted future net cash flows relating to proved oil and gas reserve quantities giving effect to the acquisition of the Jonah and Look Out Wash properties as if it had occurred at July 1, 2005.

Response:   Please see the expanded disclosure on pages 21/21

Marketing Channels, page 22

6.	Please revise the first sentence of the second paragraph to clarify the statement you are making regarding the fixed forward swap contracts with Macquarie bank.

Response:   Please see the revised and expanded disclosure on pages 22/22.

7.	Please file the marketing agreements whereby the oil and natural gas produced on your material oil and gas properties are sold, or provide us with an analysis as to why these do not need to be filed.

Response:   The marketing agreements for the purchase and sale of the Company's oil and natural gas are generally short term, form contracts that are terminable at will. In many cases, these contracts were entered into many years ago by prior owners or operators of the Company's properties. Moreover, because the Company is not the operator or even a majority owner of any of its material producing properties, the oil and gas production with respect to those properties is marketed by the operator of the wells under the terms of a standard form joint operating agreement and the Company has limited input into the negotiation of the operator’s marketing arrangements. Under these circumstances, the Company believes that it is inappropriate to file these third party, short term, form contracts with the registration statement as “material contracts of the registrant.”

Securities and Exchange Commission
September 19, 2007

Results of Operations, page 32

8.
We note your response to our comment 16 regarding the line item to be used as your primary indicator of your overall profit/loss. We note further, that while you changed the name of the line item, you did not change the figure to match the figure for “net loss attributable for members of the parent” in your financial statements. Please revise.

Response:   Please see the requested revision on pages 32/32.

Impairment, page 32

9.
You disclose that you recorded an impairment charge in the amount of $5,949,956 related to your Greens Canyon property during the year ended June 30, 2006. However, on page 11 you state that you were required to write down the value of the Greens Canyon property by $4,344,063 at June 30, 2006. Please revise your document to reconcile between these two amounts.

Response:   Please see the requested revision on pages 11/11. The amount disclosed on page 11 is reported in US$, which explains the discrepancy between the two.

Pro Forma Non-GAAP Combined Predecessor and Successor Financial Information, page 34

10.
To assist readers in understanding how you determined the pro forma combined predecessor company and successor company financial information, please include a table that depicts separately the predecessor and successor financial information that has been added together to arrive at the combined financial information.

In addition, do not use the term “pro forma” when referring to the combined financial information. The use of this term implies that you are presenting this information in accordance Article 11 of Regulation S-X. Rather, you should refer to this information as “non-GAAP combined.”

Response:   We have eliminated the use of the term “pro forma” when referring to the combined financial information and have added the requested table. Please see the revised and expanded disclosure on pages 34/34.

Securities and Exchange Commission
September 19, 2007

Capital Expenditures, page 36

11.
We note your response to our comment 18 regarding the non-cash expenditure in relation to the acquisition of Kestrel Energy Inc. Please revise the new disclosure so that it speaks as of a more recent date than June 30, 2005. The current language reads as if it was written sometime in 2005.

Response:   Please see the revised and expanded disclosure on pages 36/36.

Summary Compensation Table, page 40

12.	Please update your disclosure on executive compensation to take into account your fiscal year ended June 30, 2007. We note General Instruction (C), paragraph b of Form 20-F.

Response:   Please see the revised and expanded disclosure on pages 40/40.

13.
In response to our comment 23, you filed the consultancy agreement with Arndt Energy Limited relating to Mr. Barr’s services as exhibit 10.1. We note that this agreement was amended, effective July 1, 2006, yet you did not file such amendment. Further, we note that the consultancy agreement that was filed indicates that Mr. Barr’s salary is $230,000 per annum and that Mr. Barr receives $50,000 per annum for living expenses. Please update your summary compensation table and other relevant sections of your 20-F to take this into account and file the letter agreement amending the consultancy agreement as an exhibit.

Response:   As requested, we have filed the very brief letter agreement amending the consultancy agreement with Arndt Energy Limited as Exhibit 10.2 to the Form 20-F/A. Additionally, please see the revised and expanded disclosure on pages 40 and 44/40 and 44.

14.
Section 3.3 of Ms. Lamont’s employment contract indicates that she receives compensation for owning and operating an automobile. Please include this compensation in your summary compensation table and other relevant sections of your 20-F.

Response:   This benefit was not available to Ms. Lamont until July 1, 2007 and therefore does not appear in the summary compensation table for the year ended June 30, 2007. Please see the revised and expanded disclosure on pages 44/44.

Related Party Transactions, page 44

15.
Please revise your description of the employment agreement with Ms. Lamont to indicate that she is the Chief Financial Officer of both you and your U.S. subsidiary as indicated in her employment agreement.

Response:   Please see the expanded disclosure on pages 44/44.

Securities and Exchange Commission
September 19, 2007

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 60

16.
We note your response to prior comment 27 regarding the quantitative disclosures about market risk as it pertains to commodity price risk, interest rate risk and foreign currency risk. We note that you include a table showing the impact of changes in the USD:AUD exchange rate on the value of the embedded derivative. Please clarify this change impacts on your net income (loss).

Response:   Please see the expanded disclosure on pages 61/61.

Exhibits, pages 68 and 70

17.	Please note that you revised the exhibit index on page 68, but have not updated the index on page 70. Please revise.

Response:   Please see the revised disclosure on pages 70/70.

18.
We note your response to our comment 28 regarding your analysis for not filing the deposit agreement with The Bank of New York as an exhibit. Please file a draft of the form of deposit agreement. We note that you have already done so in connection with your Form F-6.

Response:   As requested, we have filed the form of deposit agreement with The Bank of New York as Exhibit 10.4 to the Form 20-F/A.

Financial Statements

Samson Oil & Gas Limited

Consolidated Cash Flow Statement, page F-4

19.
We have reviewed your response to prior comment 30. Please disclose within your notes to your financial statements that it is your policy to classify exploration costs that are expensed as incurred as a cash flow from investing activities.

Response:   Please see the expanded disclosure on pages F-17/F-17.

Note 2- Summary of Significant Accounting Policies, page F-6

(s) Petroleum exploration costs, page F- 17

20.
We note you have revised your disclosure in response to our prior comment 32 to indicate you account for your oil and gas properties under the “area of interest” method. Further, we note you state your application of the area of interest method closely aligns to the successful efforts method. Please expand your disclosure to explain how the application of the area of interest method may differ from the application of the successful efforts method.

Securities and Exchange Commission
September 19, 2007

Response:   The Company has reviewed its exploration expenditure policy to note that its application of the area of interest method does not differ from its application of the successful efforts method.  Please see the revised disclosure on pages F-17/F-17.

Kestrel Energy Inc.

Report of Independent Public Accounting Firm, page F-87

21.
We note your auditor has included an explanatory paragraph indicating the financial statements of Kestrel Energy Inc. were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete financial presentation of the company. Please explain to us why your auditor believes it is necessary to include this modifying language within their report. It is our understanding that you have presented a complete set of financial statements for Kestrel Energy Inc.

Response:   The modifying language has been removed from the audit report. Please see the revised report on pages F-86/F-86.

Note 7 - Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-94

22.
We note you have presented the aggregate change in the standardized measure in Kestrel Energy Inc.’s future net cash flows for the period July 1, 2004 through January 31, 2005. Please also disclose the standardized measure of discounted future net cash flows relating to the proved oil and gas reserve quantities for Kestrel Energy Inc. Refer to paragraphs 30 through 34 of SFAS 69 for additional guidance.

Response:   Please see the revised and expanded disclosure on pages F-94/F-94.

Engineering Comments

Risk Factors, page 11

We are subject to complex, federal, state, local and other laws . . ., page 14

23.	We have reviewed your response to comment 40. Please tell us what percent of your acreage is on federal lands and if material, please revise your document to disclose this fact.

Response:   The Company does not believe that the percent of acreage on federal lands is a relevant measure for the purposes of this risk factor because of the substantial variance in value among such acreage. Nonetheless, the Company has determined that a material amount of its present and potential future value is derived from properties on federal lands and, it has, therefore, disclosed this fact in the Form 20-F/A. Please see the expanded disclosure on pages 13 and 23/13 and 23.

Securities and Exchange Commission
September 19, 2007

Information on the Company, page 17

Pro Forma Information regarding Proved Oil and Gas Reserves, page 20

24.
Please reconcile for us the pro forma reserves reported as 13,605 MMcfe as of June 30, 2006 with the reserve determined in the reserve reports of properties acquired from Stanley Energy and Kestrel as of June 30, 2006 of 9,285.5 MMcfe.

Response:   The Company believes, based on a conversation with James Murphy, that this comment has been withdrawn. However, the Company has corrected certain inaccuracies in the table of pro forma reserves. Please see the revised disclosure on pages 21/21.

Greens Canyon Field, Wyoming, page 26

25.
We have reviewed your response to comment 45 and the press release cited. The press release also states that apparently 17 previous wells were either poor producers or unproductive altogether. Therefore, please clarify your statement with all material facts or remove this disclosure.

Response:   The Company has determined to remove the reference to the Questar well. Please see the revised disclosure on pages 26/26.

Directors, Senior Management and Employees, page 38

26.
It appears that Jeffrey W. Rhodes who wrote the reserve reports dated June 20, 2007 and is identified in the report as an Oil and Gas Consultant was the Vice President of Engineering of Samson Oil & Gas at the time he wrote the reports and was responsible for all engineering activities in the company, including reserve evaluation. Please disclose this information.

Response:          As of the date of the filing of the form 20-F/A, Mr. Rhodas was no longer an officer or employee of the Company.Please see the expanded disclosure on pages 27/27.

Securities and Exchange Commission
September 19, 2007

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm at your earliest convenience that we have cleared all staff comments so that we may relay that information to the American Stock Exchange and obtain their approval for the listing. Call me at (303) 892-7484 if you would like to discuss these matters.

Sincerely,

/s/ S. Lee Terry, Jr.
S. Lee Terry, Jr.
for
Davis Graham & Stubbs LLP

Enclosures
cc:	Jennifer Gallagher
Nasreen Mohammed
James Murphy
John Madison
Terence Barr (Samson Oil & Gas Limited)